

September 16, 2011

<u>Via Email</u>
Mr. Moshe N. Gavrielov
Chief Executive Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124

> **Re: Xilinx, Inc.**
> **Form 10-K for the Fiscal Year Ended April 2, 2011**
> **Filed May 31, 2011**
> **Form 10-Q for the Quarter Ended July 2, 2011**
> **Filed August 9, 2011**
> **File No. 000-18548**

Dear Mr. Gavrielov:

We have reviewed your response filed September 6, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended July 2, 2011

Note 17. Contingencies, page 22

1.   We note your response to prior comment 2. While we understand that there are unique factors present in each case, it remains unclear to us how your past experience regarding patent claims would not be instructive to you in developing an estimate of the reasonably possible range of loss for disclosure purposes. Specifically, it would appear that historical experience would be instructive in providing you with the possible frameworks that a jury or judge could use in settling the final damages in any case. Giving

consideration to the fact that the disclosure by its nature is an estimate and is therefore imprecise, explain to us in greater detail why you do not believe such information would be useful in developing the possible range of loss for disclosure purposes.

2.   We note your response to prior comment 3. It appears from your response that absent settlement negotiations you believe you will be able to determine a possible range of loss only upon resolution of the case at trial. Based on this statement, it appears that you may be delaying disclosure of the possible range of loss until there is greater precision despite the fact that FASB ASC 450 does not require estimation with precision or certainty for purposes of the disclosure of the estimate of reasonably possible range of loss. Please explain to us why you do not believe you will be able to determine a reasonably possible range of loss until resolution of the trial or otherwise provide greater clarification of your prior statement.

3.   We note your response to prior comment 3 and that you have set a trial date for the PACT Litigation for December 2011. Considering that it appears you have been through or are going through the discovery process for this litigation, please explain to us in more detail what specific factors are causing the inability to estimate a range of reasonably possible loss and when you expect those factors to be alleviated. Address the following in your response:

- Discuss whether you have been able to ascertain the patents that the plaintiffs allege you have infringed upon.

- Discuss whether you have been able to ascertain which of your products the plaintiff alleges infringes upon its patents.

- Discuss whether you have held settlement discussions with the plaintiffs in these cases.

- Tell us whether the plaintiffs have specified any damages, whether formally or in settlement negotiations.

4.   We note your response to prior comment 3 in your letter dated September 6, 2011. We also note your response to prior comment 5 in your letter dated August 4, 2011. Please clarify for us how you consider claims for damages in developing your estimates of the reasonably possible range of loss for disclosure purposes.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief